Exhibit 99.1

PERDIGÃO S. A.

CNPJ-MF 01.838.723/0001-27

Public Company

SUMMARY OF THE MINUTES OF THE FOURTH/2005 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: May 20th, 2005, at 11:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolute Majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD:  1) Election of Executive Officers: The Board of Directors approved to reelect the Executive Officers of the Company, all with mandate of 2 years, until the Meeting of the Board of Directors of May, 2007, and it is as follows: Chief Executive Officer: Nildemar Secches, Brazilian, widow, mechanical engineer, CPF number 589.461.528-34, RG number 3.997.339-6, SSP/SP, living in São Paulo-SP; Chief Operating Officer: Paulo Ernani de Oliveira, Brazilian, married, agronomy engineer, CPF number 132.104.160-87, RG number 17/R-1.693.495, SSP/SC, living in Videira-SC; Chief Financial Officer: Wang Wei Chang, Brazilian naturalized, married, electric engineer, CPF number 534.698.608-15, RG number 3.370.889-0, SSP/SP, living in São Paulo-SP; Business Development Director: Nelson Vas Hacklauer, Brazilian, married, business administrator, CPF number 522.156.958-20, RG number 4.812.458, SSP/SP, living in São Paulo-SP; Supply Chain Director: Wlademir Paravisi, Brazilian, married, business administrator, CPF number 387.161.009-72, RG number 742.993, SSP/SC, living in Itajaí-SC; Marketing Director: Antonio Zambelli, Brazilian, married, business administrator, CPF number 897.037.408-63, RG number 6.531.703-SSP/SP, living in São Paulo-SP; Technology Director: Luiz Adalberto Stábile Benício, Brazilian, married, Animal Sciences graduate, CPF number 448.732.129-87, RG number 2.240.303-SSP/PR, living in Videira-SC.  2) Internal Regulation of the Fiscal Council/Audit Committee: The Board of Directors approved the Internal Regulation of the Fiscal Council/Audit Committee established in the Ordinary and Extraordinary General Shareholders Meeting held on April 29, 2005. It also deliberated to approve the indication of Mr. Almir de Souza Carvalho as President of the Fiscal Council/Audit Committee and Mr. Attilio Guaspari as Financial Expert, in accordance with Sarbanes-Oxley Rules. 3) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Wilson Carlos Duarte Delfino; Cláudio Salgueiro Garcia Munhoz; Marcos Antonio Carvalho Gomes. (I do hereby certify that the present is a summary of the original minute transcribed in the Book nº 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 129 and 130).

NEY ANTONIO FLORES SCHWARTZ

Secretary